Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Paratek Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated March 16, 2023, with respect to the consolidated financial statements of Paratek Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Paratek Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Boston, Massachusetts
May 9, 2023